GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

RECEIVED
2004 NOV 29 P 12:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04046773

19 November 2004

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

SUPPL

New GKN PLC

Dear Sirs,

GKN plc - Purchase of own shares held in Treasury

For your information I enclose a copy of the above announcement.

Yours faithfully,

PROCESSED
DEC 22 2004
THOMSON FINANCIAL

pp **David Pavey**
Assistant Company Secretary

Enc

dlw 12/21

GKN plc

Purchase of own securities held in Treasury

GKN plc announces that on 18 November 2004 it purchased 500,000 of its ordinary shares at a price of 233.6697p per share from Cazenove & Co. Ltd. It is intended that these shares are held in Treasury.

Following the purchase, GKN plc holds 10,800,000 of its ordinary shares in Treasury and has a total of 724,631,970 ordinary shares (excluding Treasury shares) in issue.

Grey Denham
Company Secretary
18 November 2004

GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

16 November 2004

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

Dear Sirs,

GKN plc

Notification of Major Interest in Shares

For your information I enclose a copy of the above announcement.

Yours faithfully,

David Pavey
Assistant Company Secretary

Enc

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. **Name of company**	2. **Name of shareholder having a major interest**
GKN PLC	FRANKLIN RESOURCES, INC

3. **Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18**	4. **Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them**
SHAREHOLDER NAMED IN 2	Bank of New York – 268,585 JP Morgan/Chase – 64,498,216 Citibank – 458,383 Clydesdale Bank plc – 2,533,630 DTC – 2,700 Euroclear – 18,727 HSBC Bank plc – 32,030 Mellon Bank – 1,545,775 Merrill Lynch Intl Ltd – 2,026,262 Northern Trust Company – 1,210,001 Royal Trust Corp of Canada – 4,342,799 State Street Nominees Limited – 5,023,618

5. **Number of shares/amount of stock acquired**	6. **Percentage of issued class**	7. **Number of shares/amount of stock disposed**	8. **Percentage of issued class**
NOT KNOWN	NOT KNOWN		

9. **Class of security**	10. **Date of transaction**	11. **Date company informed**
ORDINARY SHARES OF 50P EACH	NOT KNOWN	16 NOVEMBER 2004

12. **Total holding following this notification**	13. **Total percentage holding of issued class following this notification**
81,960,726	11.29%

14. **Any additional information**	15. **Name of contact and telephone number for queries**
INCREASE IN NOTIFIABLE INTEREST PREVIOUSLY DISCLOSED AT 10% LEVEL	DAVID PAVEY – 01527 533295

16. **Name and signature of authorised company official responsible for making this notification**

DAVID PAVEY
ASSISTANT COMPANY SECRETARY

Date of notification 16 NOVEMBER 2004

GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

18 November 2004

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

Dear Sirs,

GKN plc - Purchase of own shares held in Treasury

For your information I enclose a copy of the above announcement.

Yours faithfully,

S. DeRitter

pp **David Pavey**
Assistant Company Secretary

Enc

GKN plc

Purchase of own securities held in Treasury

GKN plc announces that on 17 November 2004 it purchased 450,000 of its ordinary shares at a price of 232.2626p per share from Cazenove & Co. Ltd. It is intended that these shares are held in Treasury.

Following the purchase, GKN plc holds 10,300,000 of its ordinary shares in Treasury and has a total of 725,131,970 ordinary shares (excluding Treasury shares) in issue.

Grey Denham
Company Secretary
17 November 2004